Exhibit 8.1

Subsidiaries

The following table sets forth our significant subsidiaries as of December 31, 2015, including the ownership interest and, if different, percentage of voting power held by us. All of our significant subsidiaries are incorporated in Chile.

	Percentage Owned
	2015
	Direct	Indirect	Total
	%	%	%
Subsidiary
Santiago Corredora de Seguros Limitada	99.75	0.01	99.76
Santiago Corredores de Bolsa Limitada	50.59	0.41	51.00
Santander Agente de Valores Limitada	99.03	—	99.03
Santander S.A. Sociedad Securitizadora	99.64	—	99.64